Exhibit 99.1

HYDRO ONE INC.

AMENDED AND RESTATED 2025 STATEMENT OF EXECUTIVE COMPENSATION

April 27, 2026

I. BACKGROUND

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

This Amended and Restated Statement of Executive Compensation (“Statement of Executive Compensation”) filed on May 11, 2026 is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2025 financial year. This Statement of Executive Compensation has been re-filed to correct certain clerical errors in the chart included on page S-19 and S-43 and amends, restates and supersedes the 2025 statement of executive compensation previously filed on May 7, 2026 in its entirety. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated February 13, 2026 for the fiscal year ended December 31, 2025. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc., references herein to “GRC” mean collectively the governance and regulatory committee of Hydro One Limited and the governance and regulatory committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”), the Executive Vice President, Chief Financial and Regulatory Officer (“EVP, Chief Financial and Regulatory Officer”), the Chief Operating Officer (“Chief Operating Officer”), the Executive Vice President, Digital and Technology Solutions (“EVP, Digital and Technology Solutions”) and the Executive Vice President, Safety, Operations and Customer Experience (“Safety, Operations and Customer Experience”) of Hydro One Inc. have the same titles and roles in Hydro One Limited. Although decisions may be made jointly, they do not result in duplicative compensation. References to “executive(s)” refer to employees who hold a vice president role and above, which includes the NEOs (as defined herein). The Executive Leadership Team (“ELT”) includes the direct reports to the President and CEO holding an Executive Vice President (“EVP”), Senior Vice President (“SVP”), Chief or General Counsel title. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of April 27, 2026 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II. COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis provides information regarding Hydro One’s 2025 compensation approach as well as its compensation practices, policies and plans during that year.

A. Named Executive Officers and 2026 President and CEO Transition

The NEOs for 2025 are as follows:

Name	Title

David Lebeter	President and Chief Executive Officer (President and CEO)

Harry Taylor	EVP, Chief Financial and Regulatory Officer

Megan Telford(1)	Chief Operating Officer

Renée McKenzie	EVP, Digital and Technology Solutions

Teri French	EVP, Safety, Operations and Customer Experience

Note:

(1)	Effective February 18, 2025, Megan Telford’s title became EVP, Strategy and Energy Transition. Effective July 21, 2025, Megan Telford became Chief Operating Officer.

Mr. Taylor, in addition to his responsibilities as Chief Financial and Regulatory Officer, served as interim President and Chief Executive Officer during Mr. Lebeter’s personal leave from late August through mid-November 2025, ensuring leadership continuity.

On February 26, 2026, the Board announced that David Lebeter will retire from his role as President and CEO, effective June 9, 2026, and will remain as a special advisor with the Company until October 10, 2026. The Board also announced Megan Telford’s appointment as President and CEO, effective June 9, 2026.

B. Compensation Philosophy and Practices

(i)	Compensation Guiding Principles

This Statement of Executive Compensation provides an overview of the executive compensation philosophy, practices and policies that were in place during the year.

2025 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the caliber of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase Hydro One Limited’s shareholder value. The following table outlines the principles confirmed by the Board and used to inform Hydro One’s compensation decisions:

Principle	Objective

Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce the Company’s strategic business objectives and a performance-oriented culture.

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers.

Market competitive	To attract and retain high-performing employees with market- aligned compensation.

Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork.

Balanced approach to risk	To support an appropriate level of risk-taking that balances short-term and long-term Company objectives.

Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs.

Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards.

C. Compensation Governance

(i)	Human Resources Committee

The HRC is responsible for approving and making recommendations to the Board for the Company’s compensation plans. This includes ensuring the Company’s compensation program aligns with its pay-for-performance philosophy and the Company’s strategic objectives. All HRC members have gained relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a publicly listed company or major organization).

Please refer to the AIF for biographical information concerning each member of the HRC. Details concerning the HRC, its accomplishments and highlights for 2025 are as follows:

Human Resources Committee:
Committee Members: Stacey Mowbray (chair) Mark Podlasly Helga Reidel The committee met in camera without management present at each of its meetings.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

-   the effectiveness of the Company’s human capital and human resources strategy, policies, programs and procedures, including:

o  equity, diversity and inclusion strategy, policies and practices;

o  labour relations strategy;

o  compensation policies, programs and plans of the Company designed to attract, retain and develop executives and employees with the skills and expertise needed for the Company to carry out its strategies, business and operations, including retaining external consultants and advisors to receive independent and objective advice on these policies programs and plans;

o  compensation of the President and CEO and the other direct reports and other key employees of Hydro One Limited and its subsidiaries as the HRC or Board may determine (collectively, the “Designated Employees”);

o  matters relating to succession planning of the Company’s President and CEO and the Designated Employees; and

o  the Company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures.

2025 Accomplishments and Highlights include:

Reviewed:

-   trends in executive compensation;

-   compensation consultant assessment;

-   updates on reward matters;

-   enterprise risk management updates;

-   updates on the Company’s people strategy including effectiveness metrics;

-   updates on talent management and succession planning;

-   updates on labour matters;

Human Resources Committee:

-   workforce planning updates;

-   updates on diversity and inclusion matters;

-   quarterly Code of Business Conduct and Ethics Office updates and Whistleblower Policy updates;

-   President and CEO Year-End Performance Assessment Process;

-   2025 individual performance scorecards for the Designated Employees;

-   executive share ownership holdings against requirements;

-   employee engagement survey results;

-   performance reports for both the defined benefit pension plan (“DBPP”) and defined contribution pension plan (“DCPP”);

-   the 2025 HRC Work Plan; and

-   compensation discussion and analysis section of Hydro One Limited’s 2025 management information circular.

Reviewed and approved:

-   2024 short-term incentive plan (“STIP”) individual performance multiplier for management, non-represented employees and Designated Employees;

-   2024 DBPP and DCPP year-end financial statements, DBPP investment and funding objectives, statement of investment policies and procedures and asset mix recommendation, and funding policy;

-   2025 compensation for Designated Employees;

-   the 2026 HRC Work Plan;

-   2026 peer group;

-   EVP compensation structure;

-   amendments to the Hydro One Supplemental Defined Contribution Plan;

-   labour matters; and

-   2024 STIP individual performance multiplier for Designated Employees.

Reviewed and recommended to the Board for approval:

-   the President and CEO succession plan;

-   2024 STIP corporate scorecard performance multiplier;

-   2025 Power Workers’ Union and Society of United Professionals Hydro One Limited Share Grants;

-   2025 STIP team scorecard;

Human Resources Committee:

-   2025 long-term incentive plan (“LTIP”) measures and targets;

-   2025 LTIP grants including the Designated Employees and the President and CEO;

-   2025 LTIP grants for Designated Employees;

-   President and CEO performance against individual scorecard;

-   2026 STIP scorecard and LTIP measures;

-   2026 management merit budget;

-   Compensation Recoupment Policy;

-   changes to STIP and LTIP design; and

-   Executive Share Ownership Guidelines and Anti-Hedging Policy.

(ii)	Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive compensation matters. Since October 2018, Mercer (Canada) Limited (“Mercer”) has served as the independent consultant to the HRC, providing data and advice to assist the HRC in carrying out its mandate. Mercer provides independent compensation advice and counsel to the HRC on meeting content, management’s recommendations, compensation and governance trends, and other matters as requested. In addition, Mercer provides analysis, benchmarking and support to the HRC in developing compensation recommendations for the President and CEO.

Mercer also meets with the HRC chair and attends relevant portions of the HRC meetings at the committee’s request to provide independent perspective and respond to any questions. The HRC acts in Hydro One’s and its stakeholders’ best interests. The Committee uses its own judgment when making decisions, and is not bound by the input, advice or recommendations provided by the external consultants.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2025 and 2024 are as follows:

	Professional Service Fees

Compensation Advisor	Year	Executive Compensation- Related Fees ($)	All Other Fees ($)(1)

Mercer (Canada) Limited	2025	71,028	60,415
	2024	72,631	N/A

Note:

(1)

In 2025, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (“OEB”) for purposes of the Company’s joint (distribution and transmission) rate application filing before the OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the one providing advice to the HRC. No fees other than for executive compensation or related matters were charged by the independent consultant in either 2024 or 2025 for work requested by the HRC or Board.

(iii)	Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation measures include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC and a more detailed review is completed every other year as part of the HRC’s risk assessment process. The most recent review was completed in 2025 by Willis Towers Watson (“WTW”), management’s independent compensation advisor, to ensure Hydro One’s pay practices align with the Company’s strategic plans, risk profile and risk management principles. Following the 2025 review, WTW did not find any significant risks arising from Hydro One’s compensation policies and practices that are likely to have a material adverse effect on the Company and did not find any elements in our pay philosophy or policies that were likely to encourage excessively risky behaviours.

(iv)	Compensation Practices that Mitigate Risk

Practice	Description

Anti-Hedging

Executives are prohibited from engaging in transactions that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted as compensation, or held, directly or indirectly, by such individuals, or from otherwise undermining their alignment with shareholder interests.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives, directors and employees are prohibited from trading Hydro One Limited and Hydro One Inc. securities during a company’s trading blackout period, and at any other time when they possess undisclosed material information.

Practice	Description

Forfeiture and Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Options, performance share units (“PSUs”), restricted share units (“RSUs”), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Hydro One Limited and Hydro One Inc. are each subject to a clawback policy (“Recoupment Policy”) that complies with the requirements of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange. In the event of an accounting restatement and except in very narrow circumstances, Hydro One Limited and Hydro One Inc. will be required to recover certain incentive-based compensation paid to certain executive officers on or after October 2, 2023 to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of Hydro One Limited and Hydro One Inc.’s three most recently completed fiscal years preceding the restatement.

The Recoupment Policy continues to apply in all other cases and applies to a broader group of employees of Hydro One Limited and its subsidiaries. In addition, the broader clawback policy: (i) permits the Board to exercise its discretion in determining whether to recoup the incentive compensation; (ii) applies to a wider range of compensation and circumstances; and (iii) only recoups the after-tax amounts. In the event that both the Recoupment Policy and the pre-existing clawback policy apply, amounts recovered under one policy shall be credited to the amount that is subject to recovery under the other policy, such that there should not be any duplicative recovery.

Incentive Compensation Adjustments – Principles and Practices

Hydro One sets targets that are challenging, yet fair, and considers the Company’s strategy and business plan without encouraging excessive risk-taking. However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions. No such adjustments occurred in 2025.

Share Ownership Guidelines

The Company’s executives are required to own Hydro One Limited common shares so they have a vested interest in the future success of Hydro One Limited and its subsidiaries (including Hydro One) and align their interests with those of Hydro One Limited’s shareholders. Hydro One Limited’s share ownership guidelines are based on the level or position of the employee. The Company’s executives can count directly-owned shares or beneficial ownership of Hydro One Limited’s common shares (through the management employee share ownership plan, personal holdings and vested shares), management deferred share units (“management DSUs”), RSUs and 50% of PSUs toward their ownership guidelines.

Individuals have until the fifth anniversary of the later of their start date, promotion to a level with a higher share ownership requirement, or the date they became subject to the guidelines to meet their applicable share ownership requirement. If an executive has not met their requirement by the compliance deadline, they must receive some or all of their STIP award in management DSUs and/or apply at least 25% of the net after-tax benefit realized by the settlement of any LTIP award to purchase Hydro One Limited’s common shares.

Annually, the HRC reviews compliance of the Company’s executives with Hydro One Limited’s share ownership guidelines.

Practice	Description
	The share ownership requirements as a multiple of annual base salary are set forth below: President and CEO EVP or equivalent SVP or equivalent Vice President (VP) or equivalent	5x 3x 2x 1x

Post retirement Equity Commitment	The Company’s executives must generally maintain their ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

(v)	Environmental, Social and Governance (“ESG”)

Hydro One is committed to transmitting and distributing electricity in a safe and environmentally and socially responsible manner to meet the needs of customers across Ontario. Hydro One understands that for the Company’s long-term performance and viability, the Company needs to embed sustainability into all aspects of its business.

Given the importance of sustainability to Hydro One, the Company has incorporated specific ESG-related measures directly into its short- and long-term incentive plans. These include a sustainability index in the STIP and a greenhouse gas (“GHG”) emissions reduction target measure in the LTIP. In addition, the NEOs have specific ESG-related measures incorporated into their individual goals depending on the scope of their responsibilities.

Hydro One is evolving its sustainability strategy in 2026 by focusing on what matters most and creates the greatest value to the Company’s business, stakeholders, customers, Indigenous communities and community partners. As Hydro One refreshes the strategy, the Company will continue to execute on the sustainability priorities embedded in the Company’s corporate strategy.

D. Executive Compensation Decision-Making Process

Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors and the Board for final approval. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has followed in determining compensation.

To promote robust compensation decision-making and analysis of recommendations, and to ensure the Company’s diverse stakeholders are considered, management recommendations are brought forward at an initial HRC meeting and then reviewed and recommended to the Board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, the Company believes it is able to develop thoughtful solutions that consider the impacts of such decisions on all of its stakeholders. If appropriate, additional analysis may be requested by the HRC or the Board.

Hydro One’s management team, the HRC, the Board and the Company’s independent compensation advisors all play a key role in determining compensation for the Company’s executives and in managing compensation risk.

In recent years, the HRC has made recommendations to the Board related to the Company’s compensation program to advance the Company’s pay-for-performance culture and drive an increase in at-risk pay, further aligning executive incentives with the long-term success of the Company. The HRC will continue to refine the program over time to ensure that it continues to be aligned with the Company’s strategy and long-term objectives.

The table below summarizes the Company’s compensation decision-making process.

	Management	HRC	Independent Compensation Advisors	Board

Design of Compensation Program and Principles	Designs and recommends compensation program and principles to the HRC	Reviews and, where appropriate, revises and recommends the compensation program and principles to the Board for approval	Provides input based on best practice to the HRC	Approves compensation program and principles including any material changes

Choice of Performance Measures and Annual Targets	Develops annual Company objectives aligned with the strategy and incentive plan performance measures, including weighting and targets	Reviews and, where appropriate, revises and recommends the incentive plan performance measures and targets to the Board for approval	Provides input to the HRC based on market practice	Approves performance measures and targets

Set Targets for Executive Compensation	Develops and recommends to the HRC target compensation and variable pay for executives	Recommends the President and CEO’s target compensation to the Board for approval Reviews and approves target compensation for ELT direct reports to the President and CEO	Assists the HRC in reviewing target compensation	Approves the President and CEO’s target compensation

Assess Company Performance	Recommends corporate performance results to the HRC supported by an independent audit	Reviews and, where appropriate, adjusts corporate performance results and recommends to the Board for approval	Supports the HRC in reviewing performance results and identifies areas where adjustments should be considered	Approves the performance results

	Management	HRC	Independent Compensation Advisors	Board

Assess Individual Performance	The President and CEO assesses performance of direct reports and recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the Board Reviews and approves performance of the President and CEO’s ELT direct reports		Approves the President and CEO’s performance results

Award Compensation	The President and CEO recommends compensation for the President and CEO’s ELT direct reports	Recommends the President and CEO’s compensation to the Board for approval Reviews, finalizes and approves compensation for the President and CEO’s ELT direct reports	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

E. Named Executive Officer Pay Benchmarking

(i)	Compensation Peer Group Selection Criteria

As part of the review of Hydro One’s executive compensation program and its alignment with the Company’s compensation philosophy, the HRC applied the following considerations to ensure the compensation peer group reflects the size, scope and complexity of the Company while aligning with its market for executive talent:

•	Hydro One’s core business as Ontario’s largest electricity transmission and distribution provider;

•

the unique dynamic of Hydro One Limited’s ownership structure, recognizing the complexity of its status as a publicly-traded company with significant investment by the Province of Ontario (the “Province”);

•	the particular considerations associated with highly regulated organizations having large societal impact; and

•	the limited number of comparable electricity transmission and distribution service providers in Canada.

The HRC determined that no changes were required and the Company kept the peer group unchanged for 2025. The group comprises a total of 16 organizations in North America, including publicly-traded organizations in the energy and utilities industries and large government-owned utilities.

This peer group is used to inform total direct compensation design and pay levels for Hydro One’s NEOs.

Hydro One aims to be competitive with the peer group over time, but does not target a specific percentile (such as the median). In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over both the short- and long-term.

For details concerning the NEOs’ 2025 target total direct compensation, please refer to Target Compensation Mix starting on page S-15.

(ii)	Compensation Peer Group

Publicly-Traded Sector Peers	Public Sector Peers

Algonquin Power & Utilities Corp.	British Columbia Hydro and Power Authority

AltaGas Ltd.	Hydro-Québec

Ameren Corporation	Oglethorpe Power

ATCO Ltd.	Ontario Power Generation Inc.

Emera Incorporated	Santee Cooper

Evergy, Inc.

Fortis Inc.

Gibson Energy Inc.

Keyera Corp.

Pembina Pipeline Corporation

TransAlta Corporation

Notes:

(1)	Peer information included in this chart was prepared by Hydro One using data from S&P Capital IQ and public disclosure.
(2)

Total assets and total revenues of Hydro One Limited are calculated using data for the most recently reported 12-month period ending December 31, 2025 and market capitalization and total enterprise value of Hydro One Limited are calculated as at December 31, 2025.

(3)	The market capitalization of Hydro One Limited was approximately $32.8 billion and the total enterprise value of Hydro One Limited was approximately $51.3 billion as at December 31, 2025.
(4)

Market capitalization of Hydro One Limited is calculated based on the number of common shares of Hydro One Limited outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt of Hydro One Limited. Public sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

(iii)	New in 2026

Hydro One’s executive compensation program is designed to align pay with performance and support the Company’s long-term growth strategy. Most of the Company’s executive compensation continues to be delivered through at-risk, performance-based incentive plans rather than guaranteed payments, ensuring strong alignment with short- and long-term business outcomes. The HRC, with the Board’s support has approved the following changes:

•

Corporate scorecard: The Company is changing how it measures success in meeting customers’ expectations by replacing overall favourable impression with overall customer satisfaction and overall brand impression, as they better reflect our broader customer segment. It is changing the weighting within the customer measure to increase the weighting on reliability, an operational metric that has a critical impact on customers’ experience. It is also enhancing the productivity measure to include corporate transformational savings initiatives to promote a culture of productivity, efficiency and transformation at Hydro One.

•

STIP maximum: The Company is increasing the maximum STIP payout opportunity for the President and CEO and EVPs from 110% to 125% of target, reflecting competitive market positioning and internal equity, and reinforcing pay-for-performance alignment. The maximum payout for all other employees remains at 150%.

•

LTIP vesting period: The Company is updating the vesting period for PSUs from four years to three years on a go-forward basis to align with market best practice and enhance the Company’s ability to attract high-calibre talent.

•

LTIP award mix: For the President and CEO and EVPs, the Company is changing the annual LTIP award mix from 100% PSUs to 75% PSUs and 25% RSUs. This adjustment introduces a retention element while maintaining a strong performance focus and aligning with the market.

•

Market price calculation: The Company is adopting a 20-day volume-weighted average trading price for determining the number of PSUs, RSUs and management DSUs awarded to align with market practice and mitigate price volatility in award valuations.

F.	Compensation Components and Decisions

(i)	Components and Decisions of 2025 Compensation

Hydro One’s compensation structure includes base salary, short and long-term incentives, an employee share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objectives of each:

	Component	Form	Objectives

Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan Supplemental Executive Retirement Plan (“DC Supplemental”)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life, disability benefits, and executive well-being allowance	• Indirect and cash compensation to assist employees in covering select life events and promoting health and wellness

Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives

Component	Form	Objectives

Long-term Incentive	Equity-settled and 100% performance-based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus

Management Employee Share Ownership Plan (“Management ESOP”)	Market-purchased shares acquired up to a maximum of 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership of Hydro One Limited common shares and increase alignment with shareholders’ interests

(ii)	Target Compensation Mix

The target compensation mix reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation. From 2024 to 2025, the pay-for-performance component of the President and CEO’s target compensation increased from 78% to 80%, and for the other NEOs from 67% to 68%. The following summarizes the target compensation mix for the President and CEO and the average for the other NEOs.

(iii)	2025 Compensation Decisions

(a) Base Salary

Base salary is the guaranteed component of compensation which is set based on role, individual performance, operational experience and market alignment, and is reviewed annually. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives.

Base Salary Decisions for 2025

Following Hydro One’s typical practice, any 2025 base salary changes were approved by the Board and the HRC. Base salary changes, as outlined below, were determined within the context of increased responsibilities within portfolios, target compensation mix and market competitiveness, with the majority of any compensation changes delivered through at-risk, performance-based incentive plans.

NEO	2024 Base Salary ($)	2025 Base Salary($)	% Change
David Lebeter	700,000	760,000	8.6
Harry Taylor	475,000	491,625	3.5
Megan Telford	485,000	501,975	3.5
Renée McKenzie	425,000	439,875	3.5
Teri French	350,000	374,500	7.0

It is important to note that compensation paid to the President and CEO and ELT is funded entirely from Hydro One Limited and the Company’s earnings, and is not recovered through rates or paid by customers.

(b) 2025 Short-Term Incentive Plan

The STIP is designed to:

•	provide market competitive at-risk pay necessary to attract, motivate and retain non-union employees including executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of at-risk compensation;

•	focus participants on the drivers of value creation; and

•	reward participants for achievement of annual corporate and individual performance goals.

The STIP payout is calculated based on the following formula.

All full-time non-union employees, including executives, are eligible to participate in the STIP. A summary of the components of the STIP is provided below.

Elements of the Short-Term Incentive Plan	Impact on Award

How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non-financial measures which seek to align corporate performance with the Company’s strategy as detailed in the corporate scorecard.

See pages S-18 to S-21 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual Performance	Individual performance is assessed based on the achievement of corporate- aligned performance objectives, with a focus on delivering differentiated rewards to top performers. See the current NEO’s key accomplishments starting on page S-21.

Range of Awards	Awards may range from 0% to 110% of target for the President and CEO and EVPs, and from 0% to 150% of target for employees who hold an SVP level role (and below), based on corporate and individual performance.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the overall STIP performance multiplier to the Board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout	The payout may be in cash or, at the option of an eligible executive, in management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed by the Company.

Elements of the Short-Term Incentive Plan	Impact on Award
Forfeiture and Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a restatement of Hydro One Limited’s earnings (or other Hydro One Limited-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

Short-Term Incentive Decisions for 2025

1. Corporate Performance Scorecard

Hydro One’s corporate scorecard (“scorecard”) was developed by management and approved by the Board, on the recommendation of the HRC at the beginning of 2025. The scorecard performance measures were based on Hydro One Limited’s (and indirectly, Hydro One’s) strategy and business plan for the year and established “threshold”, “target” and “exceeds” performance levels for each performance measure. The balanced scorecard includes ESG as well as other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy and values.

To establish the performance levels for the performance measures, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

In addition, Hydro One continues to monitor comparators and emerging trends to ensure its approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisor, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the Board for approval. No such adjustments or modifications occurred in 2025.

Payouts under the STIP for 2025 were based on Hydro One Limited’s corporate performance (and indirectly, Hydro One’s performance) and each executive’s individual performance relative to their individual scorecards. In determining the Company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and using its informed judgment, approved the resulting performance payout.

The following table sets out Hydro One Limited’s (and indirectly, Hydro One’s) corporate performance measures and results for 2025. Based on Hydro One Limited’s results, the HRC recommended, and the Board approved, an overall STIP performance multiplier equal to 125.50% of the target for 2025 for the corporate component.

			Meets or Exceeds Target		Below Target	Below Threshold
Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement	Commentary

Health & Safety
High-Energy Serious Injury and Fatality Rate (“HSIF”)* Incidents per 200,000 hours	20%	0.024	0.012	0.000	0.000	150.00%	Zero high-energy serious injuries have been sustained since April 2024. As a result, the year-end HSIF rate was 0.00 per 200,000 hours worked. This marks the longest period in the last 10 years that Hydro One has maintained a zero HSIF rate and is the first time in two years that the Company has achieved this, a clear indication that the Company is progressing toward eliminating serious and life-altering injuries.

Sustainability
Sustainability Index* Women Executives Representation, Conversion of fleet of sedans and SUVs to EVs or hybrids, Indigenous Procurement Spend	5%	50%	100%	150%	Above exceeds for all underlying measures	150.00%	Representation of women executives ended the year at 46.4%, 4.4% above the Company’s target, demonstrating the Company’s strong commitment to advancing women in leadership. At the end of 2025, 57.3% of our fleet of sedans and SUVs had been converted to EVs or hybrids, which is 3.2% above target. Indigenous procurement spend was 7.1% of purchased materials and services, which is above the target of 5.5%.

Customer
Overall Favourable Impression	15%	79%	84%	88%	87%	125.00%	The year-end overall favourable impression score for residential and small business customers was 87%, which is above target.
Transmission (“Tx”) Reliability Minutes per Delivery Point	5%	8.3	7.2	4.9	8.3	50.00%

Transmission reliability System Average Interruption Duration Index (“SAIDI”) year-end performance of 8.3 missed our corporate target of 7.2.

Hydro One continues to focus on post-event support to drive consistency and increase awareness across the business to improve execution.

			Meets or Exceeds Target		Below Target	Below Threshold
Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement	Commentary
Distribution (“Dx”) Reliability Hours per Customer	5%	7.3	6.3	6.1	8.2	0.00%	Distribution reliability SAIDI year-end performance was 8.2 hours, which is 1.9 hours below the target of 6.3 hours, with 15 days excluded under the major event criteria. Performance was below target primarily due to a series of storms throughout the year.

Financial
Net Income to Common Shareholders of Hydro One Limited ($M)	30%	$1,171	$1,237	$1,303	$1,339	150.00%	Net income attributable to shareholders of Hydro One Limited of $1,339 million was $102 million, or 8% higher than target.
Productivity Savings ($M)	10%	$165.3	$194.5	$213.9	$254.3	150.00%	Productivity year-end achievement of $254.3 million was 31% ahead of target, primarily driven by operational efficiencies.

Work Program
In-Service Additions Index** Transmission ISA, Distribution ISA, Affiliate Transmission Partnership Projects	10%	50%	100%	150%	Above exceeds for Tx ISA, below threshold for Dx ISA and Affiliate Transmission Partnership Projects	67.50%

Transmission year-end in-service additions exceeded budget by 32% primarily due to schedule advancement of the Bruce A 500 kV Switchyard Replacement project.

Distribution year-end in-service additions were 10% below budget.

Affiliate Transmission Partnership (“ATP”) and Externally Driven Work (“EDW”) year-end in-service additions exceeded budget by 10% due to IESO directed advancement of work.

					Total	125.50%

Notes:

*	If the Company has a fatality, the attained HSIF measure could be reduced to 0% based on the findings of the system investigation.
**	Sustainability and In-Service Additions (“ISA”) each have an overall index performance score based on their underlying measures.

The following details key accomplishments for our current NEOs during 2025:

NEO	Key Accomplishments
David Lebeter President and CEO

As the President and CEO, Mr. Lebeter is responsible for setting and executing on the Company’s strategic vision and sits on the Board. From late August through mid-November 2025, Mr. Lebeter took a personal leave of absence to care for a family member. The Company continued to deliver strong performance under his leadership, despite his leave of absence. This is a testament to Mr. Lebeter’s work in building and developing a leadership team capable of executing effectively in his absence.

Mr. Lebeter provided strategic and executive leadership in the following areas:

•

Strengthened safety performance and culture by achieving a HSIF rate of 0.0 per 200,000 hours, with zero HSIFs in 2025, and refreshing the 2026–2030 Safety Plan.

•

Delivered $254 million of net productivity savings through cost optimization and operational efficiency through Hydro One Limited’s Enterprise Cost Optimization program, significantly exceeding original goals, and embedding financial discipline across the organization.

•

Enhanced leadership by strengthening the ELT with the addition of Gillian Whitebread as EVP, Head of Human Resources, the creation of the Chief Operating Officer role, and streamlining the executive reporting structure.

•

Enhanced Hydro One Limited’s brand promise by completing the internal rollout of brand promise and external brand activation.

•

Secured strategic growth opportunities with the award of two new transmission lines, the only new lines designated by the Province in 2025.

•

Completed the acquisition of a 48% interest in the East-West Tie Partnership.

•

Partnered with local vendors, spending $2.78 billion in support of Canadian companies.

•

Directed 28 community grants of $25,000 each for Ontario Indigenous communities, charitable organizations and municipalities from Hydro One’s Energizing Life Community Fund. Hydro One directs a minimum of 20% of its corporate donations and sponsorships to support Indigenous communities and initiatives that serve them.

•

Responded with generational ice storm restoration, demonstrating our capability and capacity to respond to significant system events.

NEO	Key Accomplishments

•

Transitioned 1 million customers to e-billing by the end of 2025.

•

Established a new high stock price of $55.47 for the common shares of Hydro One Limited and total shareholder return (“TSR”) of approximately 27%.

•

Negotiated new collective agreements with our largest unions, the Power Workers’ Union and the Society of United Professionals in January 2026, ensuring labour continuity.

•

Furthered the Company’s 50-50 Equity Partnership Model with the completion of the Chatham x Lakeshore line.

Harry Taylor EVP, Chief Financial and Regulatory Officer

As EVP, Chief Financial and Regulatory Officer, Mr. Taylor is responsible for corporate finance and accounting, financial planning and analysis, tax, treasury, pensions, investor relations, internal audit and enterprise risk management. In addition, Mr. Taylor is responsible for legal, regulatory affairs, procurement and supply chain, facilities and real estate, fleet management and aviation services.

Mr. Taylor was interim President and CEO from late August through mid-November 2025 while Mr. Lebeter took a personal leave of absence.

Mr. Taylor provided strategic and executive leadership in the following areas:

•

Delivered strong financial performance, with net income and earnings per share (“EPS”) of Hydro One Limited growth exceeding target with operations, maintenance and administration expenses lower year-over-year, while Hydro One Limited’s stock outperformed prior year results and achieved multiple record highs.

•

Strengthened capital markets positioning by issuing $2.7 billion in green bonds, filing a U.S. debt shelf prospectus to diversify financing options, and facilitating attractive financing for Indigenous partners.

•

Advanced Indigenous and ESG commitments, exceeding Indigenous procurement targets with 7.1% sourceable spend and $215.9 million in total spend, while surpassing supply chain, fleet and aviation metrics.

•

Enhanced operational and investor confidence, achieving top-tier Rivel Investor Perception Study scores from both equity investors and bondholders.

•

Advanced long-term financial resilience, with credit metrics well above target and interest costs held materially below budget, reinforcing Hydro One’s strong investment-grade profile.

NEO	Key Accomplishments

•

Completed the East-West Tie Partnership acquisition – one of the largest in Hydro One’s history – with performance exceeding the acquisition case in its first year.

•

Provided stability and continuity for Hydro One by stepping into the interim CEO role, advancing the provincial broadband initiative, supporting Board alignment on strategy and long-term investment planning, and maintaining strong financial, regulatory and Chief Financial and Regulatory Officer performance through significant organizational and leadership transitions.

Megan Telford Chief Operating Officer

As Chief Operating Officer, Ms. Telford is responsible for operations, customer experience, capital portfolio delivery, safety and asset management, as well as strategy, energy transition and corporate development. Prior to her appointment as Chief Operating Officer, Ms. Telford was responsible for planning, strategy and innovation, energy transition, growth and human resources.

Ms. Telford provided strategic and executive leadership in the following areas:

•

Championed the Safety Strategy with 2025 safety results surpassing targets, whereby zero HSIF were sustained and the Company’s recordable injury rate was well below industry standard.

•

Strengthened system reliability and modernization through the delivery of an integrated grid modernization roadmap, secured approval for future investments in an advanced intelligent grid platform and drove other planning system enhancements to better inform asset management and investment life cycles.

•

Directed long-term infrastructure maintenance and renewal planning by developing and securing Board approval for the 2026–2032 Asset Investment Plan, giving rise to a future-focused workplan aligned with operational needs and strategic priorities.

•

Spearheaded cost optimization and enhanced financial discipline through leadership of a company-wide cost improvement initiative, enhancing a cultural focus on sustainable cost control measures and operational efficiencies.

•

Improved customer experience and engagement by identifying and addressing pain points across all customer segments, implementing targeted actions to strengthen trust and satisfaction.

NEO	Key Accomplishments
Renée McKenzie EVP, Digital and Technology Solutions

As EVP, Digital and Technology Solutions, Ms. McKenzie is responsible for the technology supporting the real-time operations of Hydro One – including both information technology and the operation and control of the power grid – and the security and protection of Hydro One’s physical and digital assets.

Ms. McKenzie provided strategic and executive leadership in the following areas:

•

Strengthened technology enablement and cost efficiency by delivering integrated support for Enterprise Cost Optimization initiatives, accelerating outsourcing agreements ahead of schedule, consolidating information technology contracts and implementing proactive vendor governance providing significant savings and cost avoidance.

•

Enhanced operational resilience and cybersecurity by exceeding information and operating technology system availability targets, achieving critical cybersecurity mitigation milestones on or ahead of schedule and improving the Company’s external security posture.

•

Advanced strategic technology transformation through the rollout of a revised operating model and technology strategy aligned to corporate priorities, while introducing a new Data, Analytics & Artificial Intelligence function and a long-term roadmap to enable smarter, data-driven decision-making.

Teri French EVP, Safety, Operations and Customer Experience

As EVP, Safety, Operations and Customer Experience, Ms. French is responsible for health and safety, distribution, forestry, system operations and station services, customer experience and billing operations, and integration, reliability and emergency management.

Ms. French provided strategic and executive leadership in the following areas:

•

Strengthened safety culture and leadership by developing and gaining approval of the refreshed 2026–2030 Safety Plan and launching a Safety Leadership Excellence Training Program.

•

Delivered operational efficiency and cost containment by managing operations, maintenance and administration expenses below budget despite increased customer demand, implementing initiatives that reduced spending in key areas, while delivering more than twice the productivity savings goal.

•

Enhanced reliability and emergency response through swift restoration following the March 2025 ice storm, mobilizing over 4,500 personnel under a unified command structure, and driving efficiency improvements in pole replacement and the Broadband Pilot.

•

Achieved 88% overall customer satisfaction for residential and small business, and improved information and restoration timeliness in relation to power outages.

2.	STIP Decision Summary

The following summarizes the STIP payout for each NEO based on corporate and individual performance as approved by the HRC and the Board. The STIP payout is capped at 110% for the President and CEO and EVPs.

Named Executive Officer/ Principal Position	STIP Target %	STIP Target ($)	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout ($)	STIP Payout as a % of Target

David Lebeter President and CEO	100	760,000	125.50	110.00	836,000	110.0

Harry Taylor EVP, Chief Financial and Regulatory Officer	80	390,020	125.50	135.00	429,022	110.0

Megan Telford Chief Operating Officer	80	398,231	125.50	110.00	438,054	110.0

Renée McKenzie EVP, Digital and Technology Solutions	60	261,724	125.50	135.00	287,897	110.0

Teri French EVP, Safety, Operations and Customer Experience	60	221,075	125.50	135.00	243,182	110.0

(c)	Long-Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are eligible to participate) is designed to:

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests;

•	reward executives for longer-term value creation; and

•	provide market competitive compensation.

LTIP is available to executives and certain management employees of Hydro One Limited and its subsidiaries as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-Term Incentive Program	Impact on Award

Types of Awards

Equity-based LTIP: An award that will be settled in common shares of Hydro One Limited or cash in the future, subject to the achievement of specified criteria.

PSUs: Subject to performance and time vesting criteria and are fully at risk.

RSUs: Subject to time vesting criteria.

In 2023, Hydro One Limited reintroduced an equity-based LTIP consisting of PSUs and RSUs. In 2025, 2024 and 2023, the President and CEO and EVPs received their LTIP awards entirely in the form of PSUs.

Elements of the Long-Term Incentive Program	Impact on Award

Vesting

PSUs granted in 2025 vest after the four-year performance period, subject to a performance multiplier based on achieving specific performance measures, unless otherwise determined by the HRC.

RSUs granted in 2025 are subject to time vesting of three years and are not subject to a performance multiplier.

Performance Multiplier

Each PSU granted in 2025 is 100% performance-based, subject to achieving certain performance levels for the period from January 1, 2025 to December 31, 2028 (the “Performance Period”):

(1)   four-year average EPS (subject to a dividend rate modifier) – 65% weighting;

(2)   four-year relative TSR (S&P/TSX Capped Utilities Index) – 25% weighting; and

(3)   GHG emissions reduction in line with corporate commitment to 30% reduction of operations-driven GHG emissions by 2030 – 10% weighting.

The EPS, relative TSR and GHG emissions reduction performance measures demonstrate a commitment to achieving long-term growth for Hydro One Limited’s shareholders that is consistent with or better than the growth delivered by other Canadian utilities and Hydro One’s commitment to a sustainable future.

Four-year average EPS: The net income attributable to Hydro One Limited’s shareholders for such fiscal period divided by the average outstanding shares during such fiscal period, which rewards executives for delivering increased earnings to shareholders of Hydro One Limited.

Dividend rate modifier: If the 12-month rolling average dividend rate during the Performance Period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the Performance Period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Relative TSR: Measures Hydro One Limited’s total shareholder return over the Performance Period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

The index was selected as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One Limited. It rewards executives for achieving shareholder returns that are consistent with, or better than, the returns provided by peer organizations.

GHG emissions reduction target: Delivery of a 27% reduction against 2018 baseline in operations-driven GHG emissions by 2028 and rewards executives for reducing emissions on Hydro One Limited’s journey to meet its corporate commitment to 30% reduction of GHG emissions by 2030.

Elements of the Long-Term Incentive Program	Impact on Award

Range of Awards	The PSU payout is a function of the overall performance multiplier, which is based on the four-year average EPS performance with a dividend rate modifier, the four-year relative TSR performance and the GHG emissions reduction target. Awards may range from 0% to a maximum performance multiplier of 150%.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the Performance Period and recommends the performance multiplier to the Board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Forfeiture and Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a material restatement of Hydro One Limited’s or Hydro One’s earnings (or other Hydro One Limited or Hydro One-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

2025 Long-term Incentive Grants Awarded

Note:

(1)

PSUs held on vesting date are calculated based on salary ($) multiplied by target LTIP (% of salary) divided by the share price of the Hydro One Limited common shares at time of grant plus any dividend equivalent PSUs earned when dividends are paid during the vesting period.

LTIP grants awarded to the NEOs in 2025 are outlined below. No Options-based awards were granted in 2025. Previous grants are not taken into account when considering new grants.

Named Executive Officer	Share-based Awards Value ($)	Option-based Awards Value ($)	Total Grant Value ($)

David Lebeter	2,280,000	0	2,280,000

Harry Taylor	807,500	0	807,500

Megan Telford	824,500	0	824,500

Renée McKenzie	595,000	0	595,000

Teri French	437,500	0	437,500

(d)	Pension Benefits

Defined Contribution Pension Plan (“DCPP”) and Defined Contribution Supplemental Pension Plan (“DC Supplemental”)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the DCPP and DC Supplemental is presented below:

Element	Description

Eligibility	Eligible non-represented employees who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015. All of the current NEOs participate in the DCPP.

Employee Contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under “DC Supplemental” below.

Employer Match	Employee contributions are matched by Hydro One.

Pensionable Earnings	Base salary plus actual short-term incentive (not exceeding 50% of base salary).

DC Supplemental

Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.

Effective January 1, 2024, for the President and CEO and EVP level executives, Hydro One contributes an amount equal to 15% of base earnings and STIP to the DCPP and DC Supplemental. For contribution calculation purposes, STIP is capped at 50% of base earnings. For Mr. Lebeter, this provision applies retroactively to January 1, 2023.

(e)	Management Employee Share Ownership Plan (“Management ESOP”)

Hydro One strongly supports share ownership of Hydro One Limited by its employees and, accordingly, offers a Management ESOP for non-union employees. The plan provides participants with the opportunity to acquire common shares of Hydro One Limited purchased on the market through payroll deduction on a voluntary basis.

It is designed to:

•	promote an ownership culture among non-union employees;

•	align the interests of non-union employees with Hydro One Limited shareholder interests; and

•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the Company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the Management ESOP is provided below.

Element	Description
Source of Shares	Shares of Hydro One Limited are purchased on the market at prevailing prices (non-dilutive).

Employee Contribution	Between 1% and 6% of base salary through payroll deduction.

Employer Match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.

Vesting	Shares purchased prior to January 6, 2022 are subject to a sale or withdrawal limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee’s account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One Limited matched shares have a two-year holding period requirement.

(f)	Other Benefits

The Company offers a well-being allowance intended to cover wellness-related costs in support of its overall rewards philosophy and focus on employee well-being. In addition, the President and CEO and EVPs receive one executive medical examination per year. Executives are provided with an annual well-being allowance as follows:

Element	Description
President and CEO	$50,000

EVPs	$20,000 to $25,000

(g)	Equity-based Long-Term Incentive Plan

A summary of the key terms of the Hydro One Limited LTIP (in which employees of Hydro One are eligible to participate) as in effect on December 31, 2025 are presented below.

Types of Awards

PSUs. A PSU entitles the participant to receive common shares of Hydro One Limited following the achievement of specified performance and time-vesting conditions. The HRC has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of PSUs. The HRC may elect to settle PSUs in cash.

RSUs. An RSU entitles the participant to receive common shares of Hydro One Limited following the achievement of specified time-vesting conditions. The HRC shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. The HRC may elect to settle RSUs in cash.

The LTIP also contemplates the possibility of grants of:

•

Options. An Option is the right to acquire a common share of Hydro One Limited on a future date on payment of the exercise price. The exercise price of an Option may not be less than the fair market value of a common share on the date of grant. Standard four year vesting applies unless otherwise specified by the HRC. The term of an Option may not exceed 10 years.

•

Restricted shares. A restricted share award is an award of common shares of Hydro One Limited subject to forfeiture restrictions.

•

DSUs. A DSU is an award that entitles the participant to receive common shares of Hydro One Limited following termination of employment or service with the Company. DSUs may be subject to performance conditions or other vesting conditions. Management DSUs are granted under a separate cash-settled plan.

•

SARs. A Share Appreciation Right (“SAR”) is the right to receive common shares of Hydro One Limited equal in value to the appreciation in the value of a common share of Hydro One Limited over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. An Option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same date as the related Option and the exercise of the Option results in the surrender of the SAR, and vice versa. Standard four year vesting applies unless otherwise specified by the HRC. The term of a SAR may not exceed 10 years.

•

Other awards. Other awards are awards that are convertible into or otherwise based on common shares of Hydro One Limited.

Eligibility	Employees and consultants of Hydro One Limited and its affiliates (including Hydro One) as determined by the HRC. Non-employee directors on the Board are not eligible.

Maximum No. of Shares Authorized

11,900,000 common shares of Hydro One Limited or approximately 2% of the issued and outstanding common shares of Hydro One Limited. Within that limit the maximum number of common shares of Hydro One Limited which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.79% of the issued and outstanding common shares of Hydro One Limited as of December 31, 2025). As of December 31, 2025, there were 8,103,450 common shares available for future awards (approximately 1.35% of the issued and outstanding common shares of Hydro One Limited).

If an award expires without exercise, is cancelled, forfeited, terminated or is otherwise settled without the issuance of common shares of Hydro One Limited, the common shares of Hydro One Limited which were issuable under the award will be available for future grants. Common shares of Hydro One Limited issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rules.

Insider Limits

Under the LTIP and any other Hydro One Limited security-based compensation arrangements:

•

the maximum number of common shares of Hydro One Limited issuable to insiders at any time is 10% of the outstanding common shares of Hydro One Limited;

•

the maximum number of common shares of Hydro One Limited issuable to insiders within any one-year period is 10% of the outstanding common shares of Hydro One Limited; and

•

the LTIP does not provide for a maximum number of common shares of Hydro One Limited which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price of Hydro One Limited on the Toronto Stock Exchange (the “TSX”) on the applicable date.

Company Trading Blackout Periods	If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares of Hydro One Limited, then the award will expire 10 business days after such blackout period expires.

Death & Disability	Unless otherwise determined by the HRC, a pro-rata portion of the next instalment of the award due to vest will immediately vest. Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards granted more than six months prior to the receipt of the notice to retire will continue to vest and are settled and exercised in accordance with their terms. Other unvested awards will be forfeited.

“Retirement” means:

(a)   If the employee:

i. is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the Board and the employee complies with such conditions as the Board may require;

ii. is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service threshold as the HRC may determine;

iii. has achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;

iv. has achieved such lesser age and/or service threshold as the Plan Administrator may determine.

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;

(c)   no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.

Termination Without Cause

A prorated portion of the next instalment of any awards due to vest will immediately vest with PSUs deemed to have met 100% of the specified performance targets.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the Company without cause:

i. if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below), the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii. if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(1)	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent or greater value in any entity participating in or resulting from the change in control or, for the accelerated vesting or delivery of shares under awards, for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, change in control means:

(a)   more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)   all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c)   an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)   individuals who, at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period;

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the chair of the Board;

(f)   a change is made to an Ontario law or regulation that:

i.   both (A) expressly states that it applies either to (1) Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

(g)   the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of Hydro One Limited’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a “permitted assign” (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Adjustments	The HRC may make adjustments in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares of Hydro One Limited issuable under the LTIP in the event of a capital reorganization, the payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of Hydro One Limited that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Approval of the shareholders of Hydro One Limited is required for any amendment that:

(a)   increases the number of common shares of Hydro One Limited available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)   permits non-employee directors to receive awards;

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereafter);

(e)   permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)   permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)   deletes or reduces the range of amendments which require Hydro One Limited shareholder approval.

Notes:

(1)

In the Termination and Change in Control Provisions table beginning on page S-37, if a participant resigns for good reason following a change in control, unvested awards granted prior to the change in control continue to vest or accelerate, as applicable.

(2)

The LTIP was amended in 2023 to update certain definitions, ensure compliance with applicable laws and clarify that award payouts are inclusive of vacation pay and again in 2024 to clarify that only awards granted at least six months prior to a participant providing notice of retirement will continue to vest and be settled or exercisable, subject to applicable conditions. The summary table does not reflect amendments adopted on March 4, 2026, which updated certain definitions (including the definition of market price), clarified interpretive and compliance provisions and made other housekeeping amendments.

The above description of the Hydro One Limited equity-based LTIP is summary in nature and is qualified in its entirety by the text of the Hydro One Limited equity-based LTIP.

G.	Compensation Disclosure

(i)	NEO Compensation and Alignment with Hydro One Limited Shareholder Value

The Company’s executive compensation program is intended to align the objectives of executives with those of the Company and the long-term interests of Hydro One Limited shareholders. To ensure such alignment, the STIP and LTIP plans are directly linked to the financial results of Hydro One Limited and its subsidiaries (including Hydro One).

The aggregate cost of NEO compensation, as reported in the summary compensation table, changed from approximately $15.4 million in 2024 to approximately $10.8 million in 2025. This decrease was primarily driven by the requirement to include the compensation of two NEOs in 2024 who were no longer with the organization. This included a severance payment and full grant value of LTIP awards that were subject to prorated forfeitures and the final cash-settled LTIP payout disclosed in 2024 compensation. In 2025, the aggregate cost of NEO compensation of $10.8 million represented 0.81% of Hydro One Limited’s net income for the year.

NEO compensation in 2022 and prior years is not comparable to 2023 and later years due to the executive compensation program that was in place at the time. Notwithstanding this change, during this period of strong Hydro One Limited common share performance, in particular 2023 to 2025, NEO compensation (total direct compensation) has also increased, reflecting the Company’s guiding principle under its updated executive compensation program to focus on pay-for-performance and pay at-risk, talent market competitiveness and the Company’s commitment to fair compensation for its executives to reflect the size, scope, impact and complexity of Hydro One’s business.

(ii) Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2023, 2024 and 2025, as applicable. Compensation in 2025 is non-comparable with 2024 and 2023 due to the Company’s move from cash-settled LTIP grants to equity-based LTIP grants. Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they vest, 2024 and 2023 amounts show the equity-based LTIP awards granted in 2024 and 2023, as well as the LTIP payouts from the 2022 and 2021 cash- settled LTIP awards, respectively. In 2025, only the equity-based LTIP awards granted are included as there were no cash-settled LTIP awards that vested in 2025, as the 2022 grant was the final grant under that plan.

Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)	Pension Value ($)(4)	All Other Compensation ($)(5)	Total Compensation ($)
David Lebeter	2025	762,923	2,280,000	N/A	836,000	0	165,842	221,301	4,266,066
President and CEO
	2024	705,385	1,750,000	N/A	770,000	402,800	160,812	271,821	4,060,817
	2023	600,000	1,200,000	N/A	659,472	400,000	132,265	171,493	3,163,230
Harry Taylor	2025	489,424	807,500	N/A	429,022	0	65,350	276,927	2,068,222
EVP, Chief Financial and Regulatory Officer
	2024(1)	268,558	712,500	N/A	234,122	N/A	14,031	13,269	1,242,480
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Megan Telford Chief Operating Officer *Prior to changed accountabilities	2025	499,727	824,500	N/A	438,054	0	110,858	42,706	1,915,845
	2024	479,981	675,000	N/A	419,143	317,205	106,986	40,520	2,038,835
	2023	450,000	675,000	N/A	396,000	315,000	38,520	38,331	1,912,851
Renée McKenzie	2025	437,905	595,000	N/A	287,897	0	67,721	32,942	1,421,465
EVP, Digital and Technology Solutions
	2024(1)	330,192	531,250	N/A	216,126	N/A	17,948	14,846	1,110,363
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Teri French EVP, Safety, Operations and Customer Experience	2025	369,910	437,500	N/A	243,182	0	81,252	32,855	1,164,699
	2024	346,442	406,250	N/A	205,890	272,478	75,415	30,974	1,337,449
	2023	306,862	325,000	N/A	160,650	155,886	22,083	23,237	993,718

Notes:

(1)

Base salaries presented are actual amounts earned for fiscal years 2023, 2024 and 2025, as applicable. Salary earned in 2024 includes two additional work days. Salary earned in 2025 captures one additional work day. 2025 Annual Incentive Plan awards were calibrated based on annualized salary rates reflecting any salary changes during the year and prorated for the time worked, and long-term incentive grants were calibrated based on the annualized base salary in place on January 1, 2025. Ms. McKenzie was hired on March 25, 2024 and Mr. Taylor on June 10, 2024. Their 2024 base salaries reflect a pro-rata rate.

(2)

For share-based awards, the dollar amounts represent the fair value of the awards on grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs was determined by multiplying the number of units granted by the closing price of the common shares on the date of grant. These amounts do not reflect a one-time special bonus of $80,000 in DSUs that Mr. Taylor will receive in 2026 for his appointment as interim President and CEO in 2025.

(3)

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary and are paid following approval of performance multipliers by the Board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lebeter elected to take 30% of his 2025 award in management DSUs.

(4)

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the registered pension plan and DC Supplemental during 2025. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2025.

(5)

All NEOs are eligible to participate in the management ESOP and receive a well-being allowance. Amounts represent the employer contributions to the management ESOP and payments in reference to the well-being allowance. For Mr. Lebeter, amounts represent $98,780 for travel and $45,568 for club membership, in addition to a well-being allowance and employer contributions to the management ESOP. For Mr. Taylor, these amounts reflect payment of $61,800 for his interim President and CEO appointment as well as his entitlement to a signing bonus, as per his employment agreement, in the amount of $175,000 earned in 2025. It does not reflect the amount of $175,000 to be received in 2026, as that amount is conditional on his active employment with the Company for 24 months after his start date, and the awards are reported in the years they are earned. Mr. Taylor will not be eligible to receive the bonus payment if he resigns, retires or is terminated prior to the applicable bonus payment date. Each bonus payment is also subject to a 12-month full clawback if Mr. Taylor voluntarily resigns or is terminated for cause. Mr. Taylor also did not receive an increase to his well-being allowance for his role as interim President and CEO.

Outstanding Share-based Awards and Option-based Awards

The following table provides details regarding outstanding share-based awards for the NEOs based on the Hydro One Limited common share price of $54.64 at close on December 31, 2025. No Option-Based awards have been awarded since 2018, no Option awards remain outstanding and none of the current NEOs have been awarded Options.

Share-based Awards

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Lebeter	129,398	7,070,319	789,884
Harry Taylor	34,406	1,879,949	0
Megan Telford	54,666	2,986,942	61,568
Renée McKenzie	26,962	1,473,194	0
Teri French	29,325	1,602,300	270,838

Notes:

(1)	Reflects the value of outstanding PSUs, including any additional PSUs from dividend reinvestment, with performance assumed at 100%.
(2)	Reflects the value of outstanding management DSUs for Mses. Telford and French and Mr. Lebeter as at December 31, 2025.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
David Lebeter	N/A	207,898	836,000
Harry Taylor	N/A	0	429,022
Megan Telford	N/A	1,456	438,054
Renée McKenzie	N/A	0	287,897

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Teri French	N/A	6,406	243,182

Notes:

(1)	Hydro One Limited has not granted Option-Based awards to any employees, including the ELT, since 2018. No NEO holds outstanding Options.
(2)

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2025 in respect of the 2024 short-term incentive award payment. For all NEOs, the values above are based on the share price of Hydro One Limited’s common shares on the vesting date.

(3)	This column includes the full amount of short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and DC Supplemental as at December 31, 2025:(1)(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)
David Lebeter	438,495	165,842	651,394
Harry Taylor(3)	14,396	65,350	87,136
Megan Telford	248,611	110,858	407,529
Renée McKenzie(3)	18,945	67,721	93,797
Teri French	148,807	81,252	250,821

Notes:

(1)	In respect of the NEOs, the totals include pre-tax amounts contributed to the DC Supplemental plan.
(2)	Includes the employer contributions, and investment gain/losses during 2025.
(3)	Eligible for a partial year of DC Supplemental plan participation based on hire date. Mr. Taylor joined Hydro One on June 10, 2024 and Ms. McKenzie on March 25, 2024.

(iii) Termination and Change in Control Provisions

The following table sets out the entitlements of the NEOs’ employment agreements under various termination scenarios, based on the employment agreements in effect on December 31, 2025:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4)(5)	Termination for Cause

Severance	None	None	1x-2x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base salary ends	Base salary ends	Base salary ends	Base salary ends	Base salary ends

Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4)(5)	Termination for Cause

LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards will expire on date of termination unless certain conditions are met(6), in which case a pro rata portion will vest	Vests immediately	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Benefits(7)	Benefits end	Benefits end	Continue for up to 24 months(8)	Continue for up to 24 months	Benefits end

Notes:

(1)	The NEOs may voluntarily resign their employment at any time; Messrs. Lebeter and Taylor and Mses. Telford, McKenzie and French are required to give three (3) months’ notice.
(2)

For purposes of the LTIP, NEOs are considered to have retired if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. Any awards eligible for continued vesting must have been granted at least six (6) months prior to the date the NEO provided notice of their intention to retire. If these criteria are not satisfied, the termination of employment will be treated as a resignation and the appropriate termination provisions will apply. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the Board determines. NEOs will forfeit any awards that have vested but have not been paid out or settled in the event of a breach of any non-competition or non-solicitation obligation. For Mr. Lebeter, the Board applied its discretion in 2023 and approved the following additional term in Mr. Lebeter’s employment agreement: if Mr. Lebeter has completed a minimum of three (3) years of continuous service in the role of President and CEO, the Board may in its sole discretion decide to terminate Mr. Lebeter’s employment and characterize it for all purposes as a retirement. If Mr. Lebeter accepts this treatment and complies with such transitional activities as may be reasonably required by the Company during the period from the date of notification of such retirement until the date active employment ceases with the Company and its affiliates, Mr. Lebeter will be entitled to have his LTIP awards continue to vest and also to receive the separation package under termination without cause.

(3)

The payout multiplier on base salary for Mr. Lebeter is 2x, for Mr. Taylor and Mses. Telford and French is 1.5x and for Ms. McKenzie is 1x. Mr. Lebeter is entitled to 2x bonus and Mr. Taylor and Mses. Telford, McKenzie and French are entitled to 1x bonus.

(4)

Treatment only applies to termination by the Company without cause or in the case of resignation for good reason within 24 months following a change in control and only applies to unvested awards. “Good reason” is defined as a material change in title, responsibilities, reporting line or relationship or “status”; a reduction in base pay or in STIP or LTIP target opportunity that would result in a material reduction in aggregate annual compensation or opportunity for compensation; being required to change principal place of employment more than 50 kilometres away from the existing Toronto-based principal place of employment; constructive dismissal; as well as in the change in control circumstances as defined below. These NEOs must provide the Company with written notice confirming the circumstances they believe to constitute good reason within 21 days of the occurrence and a cure period of 60 days following the date the Company has received such notice has elapsed without such circumstances having been cured. Any unvested LTIP awards will immediately vest on the date employment is terminated without cause or resignation for good reason within twenty-four (24) months of a change in control.

(5)

A “change in control” will occur in the following circumstances: a. more than 50% of the outstanding voting securities of Hydro One Limited are acquired; b. all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary; c. an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited; d. individuals who, at the beginning of any two-year period constitute the Board, cease to constitute a majority of the Board during such two-year period excluding any individuals whose service ceased due to death; e. pursuant to its rights in the Governance Agreement, the Province replaces the entire board of directors of Hydro One Limited (other than the President and CEO) and, in its discretion, the chair of the Board; f. a change is made to an Ontario law or regulation that: i. both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One Limited to achieve any corporate performance measures set out in any outstanding awards; or ii. imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One Limited or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or g. the Board passes a resolution confirming that a change in control has occurred.

(6)

If a participant has not committed an act or has not failed to take any action that has caused damage to or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest.

(7)	Hydro One does not ascribe a value for benefits continuation. Any well-being allowances end upon termination of employment for any reason.
(8)	Benefits will continue for up to 24 months for Mr. Lebeter and as per Employment Standards Act minimum requirements for all other NEOs.

The table below shows the incremental amounts that would become payable to the NEOs if such events had occurred on December 31, 2025.

Name	Resignation ($)	Retirement ($)(2)	Termination Without Cause ($)(2), (3)	Termination Without Cause after Change in Control ($)(2),(4)	Termination for Cause ($)
David Lebeter	0	0	6,038,394	10,100,634	0
Harry Taylor	0	0	1,640,258	3,007,407	0
Megan Telford	0	0	2,527,024	4,138,135	0
Renée McKenzie	0	0	1,158,268	2,174,793	0
Teri French	0	0	1,490,536	2,367,291	0

Notes:

(1)	Hydro One does not ascribe a value for benefits continuation.
(2)

Severance payments are calculated based on annualized base salary and the lower of the average annual bonus for the prior three years and the target short-term incentive as of December 31, 2025. The severance calculation multiplier for the NEOs is 1x to 2x for base salary and 1x to 2x for STIP. For participants in the LTIP, a pro rata portion of the participant’s LTIP has been included above, assuming performance at 100%. The Company does not ascribe a value for benefits continuation.

(3)	In the case of termination without cause after change in control, all outstanding LTIP awards are fully accelerated, compared to pro rata acceleration under termination without cause.

III. DIRECTOR COMPENSATION

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (the “HOAA”). The HOAA required the board of directors of Hydro One Limited to establish an executive compensation framework for the board of directors, President and CEO, and other executives. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One Limited (the “Directive”) setting out certain compensation-related requirements. As specified in the Directive, the maximum total compensation for the board of directors of Hydro One Limited may be adjusted annually by the lesser of the rate of the Consumer Price Index (Ontario) and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. The provisions of the HOAA that required the board of directors of Hydro One Limited to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023.

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and may also be reimbursed for travel and other expenses properly incurred by them in attending meetings of shareholders or of the Board or any committee thereof or otherwise in the performance of their duties. The directors do not receive fees for attending Board or committee meetings.

The table below sets out the Company’s annual directors’ compensation as at December 31, 2025.

2025 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Chair of the Board	72,000	108,000	180,000
Committee Chair(2)	55,200	82,800	138,000
Other directors	48,000	72,000	120,000

Notes:

(1)

The Board retained the option for each director, to elect to receive up to 100% of their annual retainers in the form of DSUs. The figures in the table above illustrate the amounts paid if a director has opted not to defer the cash component into DSUs.

(2)	Effective January 1, 2025, Board committee chairs received an $18,000 annual retainer for their duties as committee chair.

As part of its mandate, the GRC, comprised solely of independent directors, conducts reviews, and makes appropriate recommendations to the Board with respect to non-executive director compensation. Any changes to non-employee director compensation are approved by the Board, following the GRC’s recommendation.

The GRC and the Board determine the appropriate compensation for non-executive directors by carefully considering such key factors as:

•	Ensuring alignment between the interests of directors and common shareholders of Hydro One Limited to drive mutual success and enhance corporate value;

•	Offering market-competitive compensation that reflects the Company’s size, impact, unique ownership structure and business complexity;

•	Reflecting the work and time commitment for the role of director, and

•	Attracting and retaining seasoned directors who bring valuable expertise to the Board and its committees, ensuring sustained excellence and strategic guidance.

From time-to-time, the GRC also retains independent compensation consultants to provide market comparisons and advice on developing appropriate non-employee director compensation programs.

Hydro One Limited has a non-employee director DSU plan that provides for director DSU awards to Hydro One directors other than the President and CEO. Directors are required to receive a minimum 60% of their annual retainer as an equity component in the form of DSUs, and they may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One Limited common shares, and directors earn additional units as dividend equivalents at the same rate as dividends paid on Hydro One Limited common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the Board (following a one-year holding period to the extent required to comply with their share ownership requirements post-departure). This heightened focus on deferred, equity-based compensation aligns with the compensation framework established for Hydro One Limited (including Hydro One’s) executives and is intended to promote long-term decision making and shareholder value creation.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the Board. For a period of 24 months following retirement from Hydro One Limited, the President and CEO must continue to own sufficient shares to meet the lesser of the share ownership requirement applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

A. Total Compensation Paid to Directors in 2025

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2025.

Mr. Lebeter is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed beginning on page S-35. He did not receive any additional compensation for his services as a member of the Board. Debbie Hutton, who was appointed to the Board effective February 19, 2026, was not a director for the year ended December 31, 2025 and has also been omitted from the table below on that basis.

	Total Compensation			Form of Payment(1)

Name	Board Retainer ($)	Chair of the Board / Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)(3)
Cherie Brant(4)	58,022	–	58,022	–	58,022	100
David Hay(5)	120,000	8,703	128,703	51,481	77,222	60
Timothy Hodgson**(6)	–	40,438	40,438	16,175	24,263	60
Stacey Mowbray*	120,000	18,000	138,000	55,200	82,800	60
Mitch Panciuk*(7)	120,000	9,346	129,346	51,738	77,608	60
Mark Podlasly	120,000	–	120,000	–	120,000	100
Helga Reidel	120,000	–	120,000	48,000	72,000	60
Michael Rencheck(8)	50,268	–	50,268	22,876	27,392	54
Melissa Sonberg**(9)	51,099	112,055	163,154	13,816	149,338	92

	Total Compensation			Form of Payment(1)

Name	Board Retainer ($)	Chair of the Board / Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)(3)
Brian Vaasjo*(10)	120,000	9,346	129,346	–	129,346	100
Susan Wolburgh Jenah*(11)	131,836	18,000	149,836	41,836	108,000	72

*	Denotes committee chair during 2025.
**	Denotes Chair of the Board during 2025.

Notes:

(1)	All amounts in the table above are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer.
(2)	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
(3)	Effective January 1, 2025, the Board approved a 20% increase to directors’ compensation, committee chair compensation and Board chair compensation.
(4)	Ms. Brant received compensation for service as a director until her retirement on June 24, 2025.
(5)	Mr. Hay received additional compensation for serving as a Committee Chair until June 23, 2025, and thereafter only received compensation as a director.
(6)	Mr. Hodgson received compensation for service as Chair of the Board until his unpaid leave of absence on March 24, 2025. He later resigned on April 28, 2025.
(7)	Mr. Panciuk received additional compensation for serving as an interim Committee Chair effective June 24, 2025.
(8)

Mr. Rencheck was appointed to the Board on August 14, 2025, and received compensation for services rendered following his appointment. Mr. Rencheck was paid certain amounts for his work as a board observer prior to beginning his service as director. He was not eligible to receive DSUs in respect of such amounts, resulting in a lower percentage of his overall compensation having been received in DSUs for 2025. However, Mr. Rencheck’s director fees for 2025 were paid in accordance with Hydro One’s policy that directors receive a minimum of 60% of their annual retainer in the form of DSUs.

(9)

Ms. Sonberg received compensation for service as a director until June 3, 2025 and was appointed Chair of the Board effective June 4, 2025. She received additional compensation for serving as a Committee Chair from January 1, 2025 to June 23, 2025.

(10)	Mr. Vaasjo received additional compensation for serving as a Committee Chair effective June 24, 2025.
(11)

Ms. Wolburgh Jenah received additional compensation for serving as Interim Chair of the Board from March 24, 2025 to June 3, 2025. Cash compensation of $11,836 was paid for this additional role and is included within the ‘Board Retainer’ and ‘Total Fees’ column above.

B. Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of Hydro One Limited shareholders and the Company’s directors are better aligned when directors hold a significant investment in Hydro One Limited. Effective May 14, 2024, directors are required to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated to include the equity portion), based on the current market value, within five years following the date of their appointment to the Board. Following such time, if there is an increase in the annual board membership retainer, a director will be required to comply with the increased share ownership threshold within one year following the increase in the retainer. If there is an increase in the annual board membership retainer or a change to the methodology for calculating share ownership within the first five years of their membership on the board, a director will be provided one additional year to comply with the share ownership requirement.

As of December 31, 2025 the share ownership requirement for directors was as follows:

Chair of the board	$ 540,000
Committee chair	$ 414,000
Other directors	$ 360,000

In 2025, the directors received all of the equity component of their annual director retainer in DSUs. The following table summarizes equity ownership of the Company’s directors, including dividend equivalents rounded to the nearest whole number, as at April 27, 2026, and their holdings as of December 31, 2025. The value of director holdings is calculated using the closing price of Hydro One Limited’s common shares on the TSX on December 31, 2025, which was $54.64. The table does not include Mr. Lebeter as he is subject to the Company’s executive share ownership requirement, which can be found beginning on page S-8.

Under the corporate governance guidelines and DSU plan, directors are expected to continue to satisfy their share ownership requirement (or their current level of share ownership if lower) for a period of 12 months following their departure from the Board.

The Board waived the post-retirement requirements of the share ownership requirement for Mr. Timothy Hodgson effective as of the date he ceased to be a director, to enable him to serve as a federal Member of Parliament without any ongoing economic ties to Hydro One.

Director	Equity Ownership April 27, 2026		Equity Ownership December 31, 2025		Market Value ($) December 31, 2025	Total as a multiple of the Share Ownership Requirement (2)	Year to Meet Share Ownership Requirement
	Common Shares	DSUs(1)	Common Shares	DSUs(1)
David Hay	-	14,215	-	13,824	755,343	2.10	Met in 2023
Debbie Hutton	-	143	-	-	-	-	2031(3)
Stacey Mowbray	1000	8,610	700	8,204	486,515	1.18	Met in 2025
Mitch Panciuk	-	4,219	-	3,676	200,857	0.49	N/A
Mark Podlasly	-	7,602	-	7,040	384,666	1.07	Met in 2025
Helga Reidel	-	3,948	-	3,567	194,901	0.54	N/A
Michael Rencheck	-	836	-	520	28,413	0.08	2030(3)
Melissa Sonberg	-	27,095	-	26,243	1,433,918	2.66	Met in 2022
Brian Vaasjo	19,014	7,043	19,014	6,407	1,389,003	3.36	Met in 2023
Susan Wolburgh Jenah	1,643	16,861	1,643	16,299	980,351	2.37	Met in 2022

Notes:

(1)	All DSUs are rounded to the nearest whole number.
(2)	Each director’s share ownership is calculated annually as at December 31 (based on the current market value of Hydro One Limited’s common shares) and is divided by the share ownership requirement.
(3)

For the directors identified above, the timeframe to meet the share ownership requirement was extended pursuant to the provisions of the Company’s corporate governance guidelines. Additional details, are set out in the “Non-Employee Director Share Ownership Requirements and Equity Ownership” section beginning on S-42.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this Statement of Executive Compensation contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this Statement of Executive Compensation is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments in which Hydro One operates and includes beliefs of and assumptions made by management. Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward- looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law. The forward-looking information in this Statement of Executive Compensation is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur.

Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things: regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity; risks relating to the location of the Company’s assets on Reserve lands, that the Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates; the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage; risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems; the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change; the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate orders; the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects; risks related to the

Company’s work force demographic and its potential inability to attract and retain qualified personnel; the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting; risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; risks associated with economic uncertainty and financial market volatility; the risk of failure to mitigate significant health and safety risks; the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; the impact of the ownership by the Province of lands underlying the Company’s transmission system; the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations; the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry; risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry; the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; the inability to continue to prepare financial statements using U.S. GAAP; and the risk related to the impact of any new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the sections entitled “Forward-Looking Information” and “Risk Factors” in Hydro One’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in Hydro One’s most recent annual management’s discussion and analysis of its financial condition and results of operations which are filed on SEDAR + under Hydro One’s profile at www.sedarplus.com. You should review such materials in detail, including the matters referenced therein.